SIFCO Industries, Inc.
Code of Ethics
(As published SIFCO Website, Jan. 2018)
Introduction
This Code of Ethics (“Code”) governs the actions and working relationships of SIFCO employees, officers and directors with fellow employees, current and potential customers, suppliers, competitors, government and regulatory agencies, and all other business associates. It applies to all SIFCO employees in all divisions, without exception.
It is SIFCO’s policy to conduct all business according to the highest ethical standards of conduct. Each employee is responsible for maintaining these high standards by, among other things, doing his or her job without an actual or apparent conflict of interest, maintaining the confidentiality of Company information, complying with all applicable laws and regulations, protecting Company property, and treating others fairly and honestly. These responsibilities are discussed in more detail in the Code itself.
As a condition of employment with SIFCO, every employee must strictly obey this Code of Ethics and any underlying policies and procedures. Any employee who knows or suspects a violation of the Code must promptly report it (see “Reporting of Violations”). Further, no supervisory employee shall knowingly fail to prevent an employee from taking action that is in violation of this Code. When in doubt, employees have the responsibility to seek clarification from their immediate supervisor, the Human Resources Department, or a Corporate Officer. Violations of the Code of Ethics are subject to corrective action, up to and including termination.
I. Conflicts of Interest
A conflict of interest occurs when your private interest interferes with the interests of SIFCO. It is not possible to specify every action that may present a conflict of interest, however this policy will outline some situations that frequently present problems. For purposes of this policy, a “supplier” includes those providing not only goods, but also services, such as consultants, transportation companies, financial institutions, equipment lessors and technology licensers. A “customer” includes not only those who purchase SIFCO’s regular products or services, or license its technology, but also those who can exercise major influence on SIFCO’s customers.
Outside Employment or Activity
Full-time employees are hired and continue in SIFCO Industries’ employ with the understanding that SIFCO is their primary employer. All employees are prohibited from other employment or commercial involvement that is or may potentially be in conflict with the business interests of SIFCO.

•	No employee shall serve as a consultant or employee for a supplier, competitor or customer without first receiving written permission from SIFCO.

•	An employee who is invited to serve as an officer, director, consultant or advisor for any outside business organization shall obtain permission from SIFCO before accepting such position.

•
No employee shall permit other employment or outside business activity to interfere with or compete with the performance of his or her duties for SIFCO, including the ability to perform required overtime assignments.

•	SIFCO encourages civic, charitable, educational and political activities as long as they do not interfere with the performance of your duties at SIFCO.
Improper Payments or Inducements. For purposes of this policy, an “employee” includes you and any member of your household and/or immediate family.
Gifts/Other Personal Benefits
No employee shall seek or accept any commission, fee, gratuity or other personal cash benefit from any person or company in connection with the furnishing of goods or services to SIFCO, nor shall the employee accept any non-cash benefit that may affect, or appear to influence, his or her business judgment. An employee may accept common courtesies, sales promotional items and business-related meals, entertainment, gifts or favors when the value involved is not significant and clearly will not place the employee under any obligation to the donor.
Business Entertainment
All dealings with actual or potential suppliers and customers shall be conducted in a manner that reflects both SIFCO’s best interests and its high ethical standards. An employee may entertain potential or actual customers or suppliers in a manner appropriate to the business relationship and associated with business discussions, provided the expenses are reasonable and authorized, no laws or generally accepted ethical standards are violated, and public disclosure of the facts of the entertainment will not embarrass SIFCO.
Bribes, Kickbacks and Other Questionable Payments
No employee shall accept or enter into any payment arrangement when the employee knows or should suspect (from the surrounding circumstances) that the intent or probable result of the arrangement is to improperly influence the employee or any other individual to make corporate decisions or take action that would benefit the person offering such payment or arrangement. Examples of improper payment arrangements include, but are not limited to, receipt or provision of cash payments or anything of value, consulting or service agreements, bribes, and kickbacks.
Similarly, no employee shall make or offer, or arrange to make or offer, an improper payment arrangement that is intended to or will probably result in an individual, company or organization being improperly influenced to make decisions or take action that would benefit the individual, company or organization and that are designed to secure favored treatment for SIFCO in connection with business dealings with any actual or prospective customer, supplier or other organization.

Personal Ownership Interests
No employee shall have any ownership interest in any supplier, competitor or customer, except an ownership interest in a publicly-traded company where the employee has no influence in or on the management of that company.
Pursuing Corporate Opportunities/Interests
No employee shall knowingly buy for his or her own account or for any member of his or her family any security or property interest, or otherwise engaging in corporate opportunities for personal gain, that SIFCO may be considering buying or otherwise engaging in, until such time as SIFCO has publicly announced its decision to buy or engage in such opportunity.
Competition
No employee shall compete, or prepare to compete or aid others in competing with SIFCO, directly or indirectly, in the purchase, sale or lease of property or products or services either manufactured or distributed by SIFCO.
Related-Party Transactions
No employee shall act on behalf of SIFCO in any transaction with a supplier, competitor or customer in which a relative by blood or marriage or a member of the employee’s household is a principal, officer or representative or in which the employee holds an ownership interest which allows such employee to influence or manage such entity, unless the transaction is approved by the employee’s supervisor and the next higher level of management.
II. Confidentiality
Confidential information is defined as any and all written or oral information about the Company’s operations and business activities that has not been made public and is not common knowledge among competitors, customers, suppliers and others, and/or that might be useful to or desired by others seeking information to buy or sell the Company stock, or to compete against the Company. By way of example, confidential information includes, but is not limited to:

•	Information about contract negotiations with potential suppliers, contractors or customers

•	Information about contractual agreements between suppliers, contractors or customers

•	Information about other Company transactions, including proposed transactions such as acquisitions or dispositions of stock or assets

•	Information about any secret process or trade secret of the Company

•	Financial, accounting, cost information and financial projections concerning the Company

•	Information about the Company’s plans and strategies

•	Information about other companies, where the value of the securities of other companies is likely to be influenced by actions of the Company

•	Information obtained from customers, suppliers and/or others, which the Company has agreed to keep confidential

•
Information about any Company employee that is personal in nature, including but not limited to wages, benefits information, performance results, disciplinary actions and any personally identifiable information.

An employee shall not, among other actions:

•	disclose any confidential information, purposefully or inadvertently (e.g., through casual conversation) to any unauthorized person inside or outside the Company;

•	use any confidential information of the Company for his own interest or against the interest of the Company; or

•
remove from Company facilities, except as absolutely required in his duties to the Company, any drawings, blueprints, reports, manuals, customer lists, computer programs, trade secrets or other confidential materials relating to or useful in the business or affairs of the Company.

III. Compliance with Laws, Rules and Regulations
It is SIFCO’s policy to comply with both the letter and the spirit of all laws, both foreign and domestic. Illegal conduct can never be in the Company’s best interests. No employee will enter into any transaction on the Company’s behalf that the employee knows or should know would violate any law or regulation, nor will you assist any third party in violating any law or regulation, whether or not such assistance in itself is a violation. The laws and regulations with which each department and location must comply will vary. You are responsible for knowing the specific laws and regulations that affect your job and location. You must consult your supervisor if you have any questions about any such laws and regulations and their application to your job. The following is a non-exclusive list of laws to which all SIFCO employees must adhere:
Accurate Books and Records
All funds, other assets and transactions of the Company must be properly documented, fully accounted for and promptly and accurately recorded in the Company’s books and records in conformity with accounting principles generally accepted in the United States of America (GAAP), and the Company will adhere to the intent of the accounting and disclosure requirements established by the U.S. Securities and Exchange Commission. No employees may engage in the making of false or fictitious entries in Company books or records (including employee timesheets) with respect to Company transactions or the disposition of Company assets. Furthermore, all transactions should be recorded in accordance with standard procedures, into accounts that fairly reflect the true nature of the transaction. Transactions should be recorded on a timely basis in order to permit preparation of financial statements in accordance with GAAP. You are responsible for accurately and timely reporting any business expenses that you may incur.
Insider Trading and Securities Law Compliance
An employee may not, directly or indirectly, disclose material non-public Company information to a third party. Further, an employee may not purchase or sell (or advise someone else to purchase or sell) the Company’s stock based on such information until the third business day after the information has been publicly disseminated. “Material” information is information which has the potential to affect the market price of Company stock, and/or which a reasonable investor would consider important in determining whether to buy or sell the Company’s stock. Material information may include, but is not limited to, annual and quarterly earnings results, projections of future earnings or losses, changes in the Company’s dividend policy, changes in management and significant acquisitions or dispositions. Either positive or negative information may be considered material. When in doubt, employees should contact SIFCO’s Chief Financial Officer and/or Corporate Secretary for guidance.

Political Contributions
Employees shall not use Company funds for contributions of any kind to any political party or committee in the United States or any foreign country, or to any candidate for or holder of any office of any government, national, state or local.
Workplace Health and Safety Laws
The Company will conduct its operations in compliance with all applicable environmental and health and safety laws and regulations, in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. Workplace health and safety laws will vary among departments and locations. You are responsible for knowing the specific laws and regulations that affect your job and location.
IV. Protection and Proper Use of Company Property
All employees must ensure the efficient and proper use of Company property and assets. Any actions that permit or result in Company property being damaged, wasted or lost are strictly prohibited. Company property must not be used for improper personal benefit. It may not be sold, loaned, given away or otherwise disposed of, regardless of value, except with proper authorization.
You should be aware that the Company’s property includes all data and communications transmitted to or received by, or contained in, the Company’s electronic or telephonic systems or by written media. Accordingly, to the extent permitted by law, the Company has the right to monitor any electronic or telephonic communications in which you participate while using the Company’s electronic or telephone systems or devices. These communications also may be subject to disclosure to law enforcement or government officials.
V. Fair Dealings
Each employee, officer and director should undertake to deal fairly with SIFCO’s employees, customers, suppliers, and competitors. No one should take advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practices.
VI. Reporting of Violations of the Code of Ethics
Every employee has the responsibility to report any known or reasonably suspected violations of the law or this Code. Further, if an employee is concerned that circumstances could lead to a violation of this code, they must report their concerns. This allows the Company to complete an investigation, take remedial action if necessary, and implement controls to prevent possible future violations.
To report possible violations of or concerns about the Code, there are three options available:

1.	You may report a potential violation to your immediate supervisor, who will be responsible for either addressing the situation or escalating it to the appropriate management individual in the Company.

2.
If the potential violation involves your immediate supervisor, or if circumstances are such that it would be inappropriate to notify your immediate supervisor, you may report a potential violation to a higher level of management, up to and including any Corporate Officer, or to the Human Resources Department.

3.
You may anonymously report a potential violation by using a confidential hotline administered by a third party. The number to call is 1-844-490-0077 for English and 1-800-216-1288 for Spanish. This hot line is available 24 hours a day, 7 days a week. Any calls related to accounting, internal controls and/or auditing matters will be directed to the Chairman of the Audit Committee of the Board of Directors.

All reports of possible violations will be investigated and resolved. The Company strictly prohibits any sort of intimidation of or retaliation against an employee for making a report based on a good faith belief that a violation did or could potentially occur, and any such intimidating or retaliatory behavior will be subject to corrective action up to and including termination. Similarly, an employee who files a false report with malicious intent and without a good faith belief that a violation did or could potentially occur will be subject to disciplinary action up to and including termination.
VII. Administration and Waiver of Code of Ethics
The Code of Ethics will be administered and monitored by the SIFCO Corporate Human Resources function. Any questions and further information on this Code should be directed to this department.
All managers are responsible for understanding this Code of Ethics and for reviewing it with their subordinates each time a new edition of the Code is published. They are also responsible for answering any questions or investigating any concerns that arise from their subordinates. If the question or concern cannot be adequately addressed by the manager, the manager is responsible for escalating the concern to the appropriate next- level manager, or directly to the Human Resources Department.
All employees, officers and directors are responsible for following this Code of Ethics at all times. Generally, there should be no waivers to this Code. However, in rare circumstances conflicts may arise that necessitate waivers. Waivers for employees other than directors and Senior Financial Officers will be determined on a case-by-case basis by the Corporate Human Resources Department, with the advice of external legal counsel as necessary. Waivers for directors and Senior Financial Officers may only be approved by the Audit Committee of the Board of Directors and must be appropriately disclosed to the public. Senior Financial Officers are those who hold the positions of Chairman, CEO, President, COO, CFO, Treasurer, Corporate Controller, Business Unit General Manager, and Business Unit Controller.
The Human Resources Department will be responsible for determining appropriate disciplinary action, up to and including termination, which may arise from the administration of the Code of Ethics. The appropriate discipline will be determined based on the severity of the action taken and the actual or potential impact to the Company.